                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


                               (Amendment No. 11)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                          Majesco Entertainment Company
                          -----------------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                    784495103
                                 --------------
                                 (CUSIP Number)


                         Trinad Capital Master Fund Ltd.
                      2121 Avenue of the Stars, Suite 1650
                              Los Angeles, CA 90067
                                 (310) 601-2500
                     --------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                 March 30, 2006
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                                  SCHEDULE 13D

CUSIP No. 784495103
-------------------

1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Trinad Capital Master Fund Ltd.

--------------------------------------------------------------------------------

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)   |_|

     (b)   |_|

--------------------------------------------------------------------------------

3)       SEC USE ONLY

--------------------------------------------------------------------------------

4)     SOURCE OF FUNDS                                  OO

--------------------------------------------------------------------------------

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

         |_|

--------------------------------------------------------------------------------

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------------

NUMBER OF                           7)      SOLE VOTING POWER
                                            2,543,984
SHARES
                           -----------------------------------------------------
BENEFICIALLY
                                    8)      SHARED VOTING POWER
OWNED BY
                           -----------------------------------------------------
EACH
                                    9)      SOLE DISPOSITIVE POWER
REPORTING                                   2,543,984

PERSON                     -----------------------------------------------------

WITH                               10)      SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,543,984

--------------------------------------------------------------------------------

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         |_|

--------------------------------------------------------------------------------

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.43%

--------------------------------------------------------------------------------

14)      TYPE OF REPORTING PERSON
         PN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 784495103
-------------------

1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Robert S. Ellin

--------------------------------------------------------------------------------

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)   |_|

     (b)   |_|

--------------------------------------------------------------------------------

3)       SEC USE ONLY

--------------------------------------------------------------------------------

4)     SOURCE OF FUNDS                                  OO

--------------------------------------------------------------------------------

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

         |_|

--------------------------------------------------------------------------------

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America


--------------------------------------------------------------------------------

NUMBER OF                           7)      SOLE VOTING POWER
                                            33,856
SHARES
                           -----------------------------------------------------
BENEFICIALLY
                                    8)      SHARED VOTING POWER
OWNED BY                                    2,898,538(1)

EACH                      -----------------------------------------------------

REPORTING                           9)      SOLE DISPOSITIVE POWER
                                            33,856
PERSON
                           -----------------------------------------------------
WITH
                                   10)      SHARED DISPOSITIVE POWER
                                            2,898,538(1)

--------------------------------------------------------------------------------

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,932,394(1)

--------------------------------------------------------------------------------

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         |_|

--------------------------------------------------------------------------------

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13.17%

--------------------------------------------------------------------------------

14)      TYPE OF REPORTING PERSON
         IN

--------------------------------------------------------------------------------

(1) Includes (A) 2,543,984 shares of Common Stock owned by the Trinad Capital Master Fund Ltd. (the "Fund"); (B) 47,656 shares of Common Stock owned directly by Nancy J. Ellin, the spouse of Robert S. Ellin; (C) 225,456 shares of Common Stock that are owned directly by Atlantis Equities, Inc., a Delaware corporation of which Nancy J. Ellin is the sole stockholder ("Atlantis"); and (D) 81,442 shares of Common Stock owned by the Robert S. Ellin Profit Sharing Plan (the "Plan"). Mr. Ellin disclaims any beneficial ownership of shares of Common Stock held by the Fund except to the extent of (1) his indirect beneficial ownership as the managing member of Trinad Advisors GP, LLC, the general partner of a principal stockholder of the Fund, and (2) his indirect beneficial ownership as a limited partner of the Fund. Mr. Ellin also disclaims any beneficial ownership of shares of Common Stock owned directly by Mrs. Ellin, Atlantis and the Plan.

                                  SCHEDULE 13D

CUSIP No. 784495103
-------------------

1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Nancy J. Ellin


--------------------------------------------------------------------------------

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)   |_|

     (b)   |_|

--------------------------------------------------------------------------------

3)       SEC USE ONLY

--------------------------------------------------------------------------------

4)     SOURCE OF FUNDS                                  OO

--------------------------------------------------------------------------------

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

         |_|

--------------------------------------------------------------------------------

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America


--------------------------------------------------------------------------------

NUMBER OF                           7)     SOLE VOTING POWER
                                           47,656
SHARES
                           -----------------------------------------------------
BENEFICIALLY
                                    8)     SHARED VOTING POWER
OWNED BY                                   340,754(2)

EACH                      -----------------------------------------------------

REPORTING                           9)     SOLE DISPOSITIVE POWER
                                           47,656
PERSON
                           -----------------------------------------------------
WITH
                                   10)     SHARED DISPOSITIVE POWER
                                           340,754(2)

--------------------------------------------------------------------------------

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         388,410(2)

--------------------------------------------------------------------------------

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         |_|

--------------------------------------------------------------------------------

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.75%

--------------------------------------------------------------------------------

14)      TYPE OF REPORTING PERSON
         IN

--------------------------------------------------------------------------------

(2) Includes (A) 33,856 shares of Common Stock owned by Robert S. Ellin, Mrs. Ellin's spouse, (B) 225,456 shares of Common Stock that are owned directly by Atlantis, a company of which Mrs. Ellin is the sole stockholder; and (C) 81,442 shares of Common Stock owned by the Plan. Mrs. Ellin disclaims any beneficial ownership of shares of Common Stock owned individually by Mr. Ellin, and owned directly by Mr. Ellin and the Plan.

                                  SCHEDULE 13D

CUSIP No. 784495103
-------------------

1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Atlantis Equities, Inc.

--------------------------------------------------------------------------------

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)   |_|

     (b)   |_|

--------------------------------------------------------------------------------

3)       SEC USE ONLY

--------------------------------------------------------------------------------

4)     SOURCE OF FUNDS                                  SC

--------------------------------------------------------------------------------

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

         |_|

--------------------------------------------------------------------------------

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

--------------------------------------------------------------------------------

NUMBER OF                           7)      SOLE VOTING POWER
                                            225,456
SHARES
                           -----------------------------------------------------
BENEFICIALLY
                                    8)      SHARED VOTING POWER
OWNED BY
                           -----------------------------------------------------
EACH
                                    9)      SOLE DISPOSITIVE POWER
REPORTING                                   225,456

PERSON                     -----------------------------------------------------

WITH                               10)      SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         225,456

--------------------------------------------------------------------------------

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         |_|

--------------------------------------------------------------------------------

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.01%

--------------------------------------------------------------------------------

14)      TYPE OF REPORTING PERSON
         CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 784495103
-------------------

1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Robert S. Ellin Profit Sharing Plan


--------------------------------------------------------------------------------

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)   |_|

     (b)   |_|

--------------------------------------------------------------------------------

3)       SEC USE ONLY

--------------------------------------------------------------------------------

4)     SOURCE OF FUNDS                                  OO

--------------------------------------------------------------------------------

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

         |_|

--------------------------------------------------------------------------------

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

--------------------------------------------------------------------------------

NUMBER OF                           7)      SOLE VOTING POWER
                                            81,442
SHARES
                           -----------------------------------------------------
BENEFICIALLY
                                    8)      SHARED VOTING POWER
OWNED BY
                           -----------------------------------------------------
EACH
                                    9)      SOLE DISPOSITIVE POWER
REPORTING                                   81,442

PERSON                     -----------------------------------------------------

WITH                               10)      SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         81,442

--------------------------------------------------------------------------------

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         |_|

--------------------------------------------------------------------------------

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.37%

--------------------------------------------------------------------------------

14)      TYPE OF REPORTING PERSON
         OO

--------------------------------------------------------------------------------

                  The purpose of this Schedule 13D/A is to reflect the delivery by Trinad Capital Master Fund Ltd. (the "Fund") to Majesco Entertainment Company (the "Issuer") of a letter (the "Letter") on March 30, 2006 in response to a letter the Fund received from the board of directors (sometimes referred to herein as the "Board") of the Issuer on March 29, 2006 and to reflect the purchases of additional shares of common stock, $.001 par value per share (the "Common Stock"), purchased by one or more of the Reporting Persons since the date of the filing of amendment number 10 to this Schedule 13D.

                  ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Since the date of the previous amendment number 10 to the
Schedule 13D, the Fund used $213,037.74 of investment capital to purchase an aggregate of 171,730 shares of Common Stock.

                  ITEM 4. PURPOSE OF TRANSACTION.

                  The shares of Common Stock owned by the Reporting Persons were acquired for investment purposes. The Reporting Persons have purchased and hold the shares of Common Stock reported by them for investment purposes.

                  On May 11, 2005, one of the Reporting Persons, sent a letter to the Issuer's board of directors requesting that (i) two nominees of the Fund be appointed to serve on the Issuer's Board, (ii) the Issuer withdraw and amend its recently-filed proxy statement relating to its 2005 annual meeting of shareholders, to remove from shareholder consideration the proposal to amend the Issuer's certificate of incorporation to permit a staggered board consisting of three classes of directors, (iii) the Board conduct a thorough review of the Issuer's operations and business model, with a view to maximizing financial performance and limiting SG&A growth to ensure that the forecasted 50% revenue growth the Issuer has publicly projected in fiscal 2005 translates into healthy margin expansion and improved earnings as a percentage of overall revenues; and
(iv) that management compensation be better aligned with operating results and shareholder return. The letter further states that in the event that the Issuer's common shares continue in the Fund's view to remain undervalued, that it may seek to accumulate additional common shares and become more actively involved in the Issuer. The Issuer's Board has failed to respond to the May 11, 2005 letter.

                  On September 28, 2005, the Fund made an offer (the "Offer") to the Issuer in a letter addressed to the Issuer's Board to invest $5 million in the Issuer through the purchase from the Issuer of 3,333,333 shares of Common Stock at a price of $1.50 per share, representing a premium of 13.6% over the closing price of the Common Stock on the date immediately preceding the Offer.

                  On October 6, 2005, the Fund received a response from the Issuer's Board that stated only that the Board reviewed the Offer and "does not feel that this proposal is in the best interests of our shareholders (other than Trinad)." The Issuer has failed to provide any further explanation or justification for its response.

                  On October 18, 2005, the Fund sent another letter to the Issuer's Board requesting that it immediately begin exploring strategic alternatives to increase shareholder value, including, without limitation, a debt or equity financing to improve liquidity, one or more strategic acquisitions (combined with any required financing), a merger of the Issuer with another company or a sale of the Issuer, whether through the sale of its assets, a merger or consolidation or otherwise.

                  Despite an announcement by the Issuer that it had amended its existing Factoring Agreement, the Reporting Persons continue to believe that the Issuer is facing a liquidity crisis. Further, to the knowledge of the Reporting Persons, the Issuer has not received any other offers to make an equity investment in the Issuer. The Reporting Persons continue to believe that the Issuer would stand to benefit substantially by the infusion of additional equity capital. Such equity capital would improve the Issuer's financial position and increase the likelihood that it would be able to obtain additional, needed equity capital and funds from additional borrowings, if necessary. Accordingly, on October 28, 2005, the Fund made another offer (the "Revised Offer") to the Issuer's Board to invest $7.5 million in the Issuer through the purchase from the Issuer of approximately 4,285,714 shares of Common Stock at a price of $1.75 per share, representing a premium of more than 20% over the closing price of the Common Stock on the date immediately preceding the Offer. The Revised Offer also represents an increase of 16.7% in the per share price, and an aggregate increase of $2,500,000, compared to the initial Offer. The Revised Offer was subject to a satisfactory due diligence review of the Issuer and to majority representation on the Issuer's Board of qualified individuals nominated by the Fund . The Issuer's Board failed to respond to the October 28, 2005 letter.

                  On November 7, 2005, the Fund sent another letter to the Issuer's Board in which it questioned the failure by the Issuer to respond to the Fund's offer to provide $7.5 million in equity financing to the Issuer at a price that represents a substantial premium to the then-trading price of the Issuer's Common Stock. In that letter the Fund also requested that the Issuer immediately call a special meeting of the shareholders so that the Issuer's shareholders may immediately consider again whether a staggered Board is appropriate given the Issuer's disappointing performance, and whether the current members of the Board are suitable to continue to lead the Issuer.

                  On February 10, 2006, in the wake of the resignation of two additional members of the Issuer's Board , the Fund sent another letter to the Issuer's Board, in which the Fund requested the following:

o that the Issuer immediately move to create an independent board of directors and appoint two designees of the Fund to the Issuer's Board, to fill the vacancies recently created by the resignations of Messrs. Halpin and Weisman;

o that Messrs. Jessie and Joey Sutton, the sons of Morris Sutton, immediately resign or be removed as officers and employees of the Issuer; and

o that Morris Sutton, the Chief Executive Officer and a member of the Board of the Issuer, cease making threats to resign from the Issuer and establish a new business in competition with the Issuer.


                  Once again, the Issuer failed to formally respond to this letter.

                  The Fund continues to request that the Issuer immediately create an independent board of directors and appoint two designees of the Fund as discussed above, and that Messrs. Jessie and Joey Sutton, the sons of Morris Sutton, immediately resign or be removed as officers and employees of the Issuer. The Reporting Persons continue to believe that a more independent board of directors would provide greater value to the Issuer and its shareholders, and that the Board has improperly served to implement the personal directives of Morris Sutton at a great cost to the Issuer and its shareholders. The Fund has proposed that its two managing directors be appointed to the Issuer's Board to fill the vacancies recently created by the unexpected resignations of Messrs. Halpin and Weisman. In doing so, the Issuer would have a primarily independent Board that is far more likely to serve and represent the interests of all of the Issuer's shareholders and not merely one constituency led by Morris Sutton. Further, the Reporting Persons believe that Messrs. Jessie and Joey Sutton do little to further the Issuer's business and strategic objectives, and have been placed in such high-paying positions of management as a result of Morris Sutton's selfish desire to compensate his own children at the expense of the Issuer and its shareholders.

                  The Fund had been advised by members of the Issuer's Board that it would receive a response during the week of March 13th to its request to appoint two nominees to the Board and to terminate Messrs. Jessie and Joey Sutton. The Fund once again failed to receive a response within the time frame and, as a result, the Fund has begun to take steps to more actively seek to change the composition of the Issuer's Board and to effect the other changes it has been seeking, including, without limitation, by means of seeking to call a special meeting of shareholders to elect a new slate of directors.

                  On March 24, 2006, the Fund delivered to the Secretary of the Issuer the Notice notifying the Issuer of the Fund's intention to nominate three
(3) persons for election to the Board of Directors of the Issuer at the 2006 annual meeting of stockholders of the Issuer. As previously disclosed on several occasions, the Fund has sought to create a more independent Board and has requested that the Issuer take all appropriate action to appoint independent members designated by the Fund. The Fund intends to prepare and file with the Securities and Exchange Commission (the "SEC") a proxy statement and form of proxy relating to the nomination of three persons to serve as members of the Issuer's Board.

                  The Reporting Persons have made numerous requests that the Issuer and the Board take actions to improve the performance and financial condition of the Issuer and to establish a more appropriate corporate governance structure. To date, all of the Fund's requests have been ignored, apparently for the purpose of furthering Morris Sutton's objective to entrench his family members and operate the Issuer for the financial benefit of himself and his family members. The Fund believes that a number of factors clearly support this conclusion and the necessity of immediately expanding the current Board (consisting of three individuals) through the election of experienced independent directors that are capable of adding value to the Issuer. These factors include the following:

o The Issuer continues to experience substantial and increasing reductions in revenues and substantial losses. The Issuer had revenues of approximately $59.7 million and it incurred an operating loss of approximately $70.1 million in fiscal 2005, compared to revenues of approximately $120.9 million and an operating profit of $12.1 million in fiscal 2004.

o Notwithstanding these increasingly poor results from operations, based on the Issuer's filings with the SEC, in fiscal 2005 the Issuer:

             o paid Jesse Sutton, the son of Morris Sutton, more than $555,000 in total cash compensation, granted him options to purchase 90,000 shares of Common Stock having a present value as of the grant date of $288,000;

             o paid Joseph Sutton, the son of Morris Sutton, more than $246,000 in total cash compensation, granted him options to purchase 51,000 shares of Common Stock having a present value as of the grant date of $163,200; and

             o engaged a printing and packaging company in which Morris Sutton's brother is a co-owner, for which the Issuer has received bills of approximately $2,300,000.

o In February 2006, the Issuer named Morris Sutton, the Chairman and a principal shareholder of the Issuer, President and Interim Chief Executive Officer.

o Also in February 2006, two of the Issuer's independent directors resigned because, according to disclosure made by the Issuer in a Form 8-K, "[the independent directors] believed Morris Sutton would not commit to continuing his association with the Issuer if the independent directors were to insist upon the resignation of certain other members of the Sutton family employed by the Company."

o On March 16, 2006, the Nasdaq Stock Market ("Nasdaq") notified the Issuer that based on the Issuer's Form 10-Q for the period ended January 31, 2006, the Issuer no longer satisfies the requirement for continued listing on the Nasdaq Capital Market set forth in Marketplace Rule 4310(c)(2)(B), which requires the Issuer to have a minimum of $2.5 million in stockholders' equity, $35.0 million market value of listed securities, or $500,000 of net income from continuing operations. The Company is required to present its plan to achieve and sustain compliance to Nasdaq on or before March 30, 2006.

o On January 25, 2005, one day before the Issuer's offering of six million shares of Common Stock, Albert Ades, the father-in-law of Jesse Sutton, filed a notice of his intention to sell 25,000 shares of the Issuer's Common Stock, resulting in gross proceeds of more than $343,000. This offering has been the subject of numerous lawsuits based on extensive violations of securities laws, described below.

o There have been numerous lawsuits filed against the Issuer and its current and former directors, including:

             o On December 2, 2005, a vendor filed a complaint against the Issuer in the Supreme Court of the State of New York, County of New York, alleging breach of contract and failure to pay in connection with services rendered. The complaint seeks approximately $2.6 million in damages plus interest and costs, including attorney's fees.

             o In July 2005, four purported class action complaints were filed against the Issuer and several current and former directors and officers of the Issuer in the United States District Court for the District of New Jersey. On September 12, 2005, a fifth purported class action complaint was filed in the same court on behalf of a class of individuals who purchased shares of the Issuer's Common Stock in the Issuer's January 26, 2005 offering of six million shares of Common Stock (the "Offering"). The complaint named as defendants the Issuer, several current and former directors and officers of the Issuer, and certain financial institutions who served as underwriters with respect to the Offering. The Complaint alleges that the Registration Statement and Prospectus filed with the SEC in connection with the Issuer's Offering and certain of the Issuer's press releases and other public filings contained material misstatements and omissions about the Issuer's financial condition and prospects as well as its products. Lead Plaintiff asserts a claim under Section 11 of the Securities Act against all the defendants on behalf of investors who purchased shares in the Offering. It asserts a
                  Section 12(a)(2) claim against the Issuer and the financial institutions who served as underwriters in connection with the Offering, and a Section 15 control person claim against defendants Carl Yankowski, Jan Chason, Jesse Sutton, Joseph Sutton, and Morris Sutton (the "Defendants"). Lead Plaintiff also asserts a claim under Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder against the Issuer and the Defendants and a claim under Section 20(a) of the Exchange Act against the Defendants. The Complaint seeks damages in an unspecified amount.

o As the Reporting Persons have previously announced, the Issuer has rejected generous financing offers from the Fund. The Board's failure to respond to our many overtures has resulted in the continued deterioration of the Issuer. On October 28, 2005, the Fund made an offer (the "Offer") to the Board to invest $7.5 million in the Issuer through the purchase from the Issuer of approximately 4,285,714 shares of the Issuer's Common Stock at a price of $1.75 per share. The Offer price represented a premium of more than 20% over the closing price of the Common Stock on the date immediately preceding the Offer, and represents a premium of nearly 48% over yesterday's closing price of the Common Stock. To the shock and dismay of us and our fellow Issuer shareholders, the Board did not even bother to respond to our Offer. At the time, and in retrospect, it is clear that the Board's inaction amounted to a gross and blatant disregard of the interests of the Issuer and its shareholders.

                  Further, the Fund continues to request that Messrs. Jessie and Joey Sutton, the sons of Morris Sutton, immediately resign or be removed as officers and employees of the Issuer. The Reporting Persons continue to believe that a more independent board of directors would provide greater value to the Issuer and its shareholders, and that the Board has improperly served to implement the personal directives of Morris Sutton at a great cost to the Issuer and its shareholders. In appointing additional independent members to the Board, the Issuer would have a primarily independent Board that is far more likely to serve and represent the interests of all of the Issuer's shareholders, and not merely one constituency led by Morris Sutton. Further, the Reporting Persons believe that Messrs. Jessie and Joey Sutton do little to further the Issuer's business and strategic objectives, and have been placed in such high-paying positions of management as a result of Morris Sutton's selfish desire to compensate his own children at the expense of the Issuer and its shareholders.

                  On March 24, 2006, the Fund made an offer to the Issuer in a letter addressed to the Issuer's Board to invest $3 million in the Issuer through the purchase from the Issuer of 2,000,000 shares of Common Stock at a price of $1.50 per share, representing a premium of 27.1% over yesterday's closing price of the Common Stock. The Fund believes that such financing is required by the Issuer immediately both to meet internal liquidity requirements and to address the requirements of Nasdaq described above with the goal of avoiding delisting of the Common Stock. In accordance with the letter, the Fund's offer expired on Wednesday, March 29, 2006.

                  The Fund intends to promptly file a law suit against the Issuer and several current and former directors and officers of the Issuer. The complaint may allege, among other things, that the defendants breached their fiduciary duties while managing the business affairs of the Issuer, engaged in self-dealing transactions to further their personal interests, usurped corporate opportunities, mismanaged and/or wasted the Issuer's assets and used poor judgment in appointing certain officers of the Issuer. The complaint may also seek to enjoin the Issuer from taking certain corporate actions.

                  On March 29, 2006, the Fund received a letter from the Board (the "Board Letter") rejecting the Fund's financing offer and making certain other allegations. On March 30, 2006, the Fund delivered the Letter to the Issuer's Board in response to the Board Letter. A copy of the Letter is attached as Exhibit A hereto and is incorporated herein by reference.

                  The Reporting Persons may at any time, or from time to time, acquire additional shares of Common Stock or dispose of their shares of Common Stock, propose or pursue any of the foregoing actions or matters or change their intentions with respect to the matters referred to herein.

                  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As of the date hereof:

                  (i) The Fund may be deemed to beneficially own 2,543,984 shares of Common Stock, representing approximately 11.43% of the outstanding shares of Common Stock.

                  (ii) Robert S. Ellin may be deemed to beneficially own 2,932,394 shares of Common Stock, representing approximately 13.17% of the outstanding shares of Common Stock, including: (A) 33,856 shares of Common Stock owned directly by Robert S. Ellin; (B) 2,543,984 shares of Common Stock owned by the Fund; (C) 47,656 shares of Common Stock owned directly by Nancy J. Ellin, the spouse of Robert S. Ellin; (D) 225,456 shares of Common Stock owned directly by Atlantis, a Delaware corporation of which Nancy J. Ellin is the sole stockholder; and (E) 81,442 shares of Common Stock owned by the Plan. Mr. Ellin disclaims any beneficial ownership of shares of Common Stock held by the Fund except to the extent of (1) his indirect beneficial ownership as the managing member of Trinad Advisors GP, LLC, the general partner of a principal stockholder of the Fund, and (2) his indirect beneficial ownership as a limited partner of the Fund. Mr. Ellin also disclaims any beneficial ownership of shares of Common Stock owned directly by Mrs. Ellin, Atlantis and the Plan.

                  (b) As of the date hereof:

                  (i) The Fund has sole power to vote and dispose of 2,543,984 shares of Common Stock.

                  (ii) Robert S. Ellin has sole power to vote and dispose of 33,856 shares of Common Stock and shared power to vote and dispose of 2,898,538 shares of Common Stock, reflecting, (A) 2,543,984 shares of Common Stock owned by the Fund; (b) 47,656 shares of Common Stock owned directly by Nancy J. Ellin, the spouse of Robert S. Ellin; (C) 225,456 shares of Common Stock that are owned directly by Atlantis; and (D) 81,442 shares of Common Stock owned by the Plan. Mr. Ellin disclaims any beneficial ownership of shares of Common Stock held by the Fund except to the extent of (1) his indirect beneficial ownership as the managing member of Trinad Advisors GP, LLC, the general partner of a principal stockholder of the Fund, and (2) his indirect beneficial ownership as a limited partner of the Fund. Mr. Ellin also disclaims any beneficial ownership of shares of Common Stock owned directly by Mrs. Ellin, Atlantis and the Plan.

                  (c) The following Reporting Persons have effected the following transactions with respect to shares of the Common Stock since the date of the previous amendment number 10 to the Schedule 13D:

                  On March 27, 2006, the Fund purchased 100,000 shares of Common Stock through an open market transaction at a price of $1.2113 per share.

                  On March 29, 2006, the Fund purchased 5,510 shares of Common Stock through an open market transaction at a price of $1.2227 per share.

                  On March 29, 2006, the Fund purchased 66,220 shares of Common Stock through an open market transaction at a price of $1.2861 per share.

                  ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Not applicable.

                  ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit A:   Letter dated March 30, 2006 from Trinad Capital
                               Master Fund Ltd. to the Board of Directors of
                               Majesco Entertainment Company

                                   SIGNATURES

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2006



                                           TRINAD CAPITAL MASTER FUND LTD.

                                           By:  Trinad Capital L.P.

                                           By:  Trinad Advisors GP, LLC



                                           By:  /s/  Robert S. Ellin
                                                --------------------------------
                                           Robert. S. Ellin, Managing Member


                                           /s/  Robert S. Ellin
                                           -------------------------------------
                                           Robert S. Ellin


                                           /s/  Nancy J. Ellin
                                           -------------------------------------
                                           Nancy J. Ellin


                                           ATLANTIS EQUITIES, INC.


                                           /s/  Nancy J. Ellin
                                           -------------------------------------
                                           By: Nancy J. Ellin, President


                                           ROBERT S. ELLIN PROFIT SHARING PLAN


                                           /s/ Robert S. Ellin, Trustee
                                           -------------------------------------
                                           By: Robert S. Ellin, Trustee

                                           TRINAD CAPITAL MASTER FUND LTD.

                                           By:  Trinad Capital L.P.

                                           By:  Trinad Advisors GP LLC

                                           By:  /s/ Robert S. Ellin
                                                --------------------------------
                                                 Name:  Robert S. Ellin
                                                 Title: Managing Member